SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value and

American Depositary Shares, evidenced by American Depositary Receipts,

each representing a share of Common Capital Stock

(Title of Class of Securities)

Common Capital Stock: 718252109; ADSs: 718252604

(CUSIP Number)

Robert C. Nicholson

Executive Director

First Pacific Company Limited

24th Floor, Two Exchange Square

8 Connaught Place, Central

Hong Kong Special Administrative Region

The People’s Republic of China

(852) 2842-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 2 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) First Pacific Company Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 55,952,913 (including 4,232,866 ADSs) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 55,952,913 (including 4,232,866 ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,952,913 (including 4,232,866 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14.	TYPE OF REPORTING PERSON HC/CO

Page 2 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 3 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Holland Pacific N.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 8,573,250 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 8,573,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,573,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON CO

Page 3 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 4 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IntaLink B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 8,573,250 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 8,573,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,573,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON CO

Page 4 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 5 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Larouge B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 8,573,250 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 8,573,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,573,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON CO

Page 5 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 6 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 43,146,797 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON CO

Page 6 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 7 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Investments Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

Page 7 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 8 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Resources, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 43,146,797 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON CO

Page 8 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 9 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Assets Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 26,034,263 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 26,034,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON CO

Page 9 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 10 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Philippine Telecommunications Investment Corporation 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 26,034,263 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 26,034,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON CO

Page 10 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 11 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Investments Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 43,146,797 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON CO

Page 11 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 12 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Semilion Enterprises Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 4,232,866 (consisting of 4,232,866 ADSs) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 4,232,866 (consisting of 4,232,866 ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,232,866 (consisting of 4,232,866 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON CO

Page 12 of 33 Pages

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 13 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Osbert Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 4,232,866 (consisting of 4,232,866 ADSs) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 4,232,866 (consisting of 4,232,866 ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,232,866 (consisting of 4,232,866 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON CO

Page 13 of 33 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement amends, restates and/or supplements the Statement on Schedule 13D dated November 23, 1998 and filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined herein), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 thereto (collectively, the “Schedule 13D”), relating to the shares of Common Capital Stock, par value five Philippine Pesos per share (the “Common Shares”), of Philippine Long Distance Telephone Company (“PLDT”) and the American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each representing one Common Share and issued by Citibank, N.A., as depositary, pursuant to the Common Stock Deposit Agreement dated October 19, 1994 between Citibank, N.A., as Depositary, and the Holders of American Depositary Receipts evidencing American Depositary Shares representing Common Capital Stock of PLDT. Effective February 10, 2003, PLDT appointed JPMorgan Chase Bank as successor depositary of PLDT’s ADRs. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs. PLDT is incorporated in the Republic of the Philippines (“The Philippines”) and has its principal executive offices at Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, The Philippines. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSOLIDATION.

As described in Item 5, SEI purchased 400,400 ADSs from January 13, 2006 to January 27, 2006 using funds from intercompany loans from First Pacific.

The Reporting Persons may in the future decide to acquire beneficial ownership of additional Common Shares and/or ADSs. The Reporting Persons have not arranged any specific funding sources for any such acquisitions, and anticipate that, if they were to make such acquisitions, they would rely upon internal resources.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to add the following at the end thereof:

“On January 31, 2006, First Pacific, Metro Pacific Corporation (“MPC”), Metro Asia Link Holdings, Inc., MPR, Larouge, MPAH (together the “First Pacific Parties”), PLDT, NTT Communications Corporation (“NTT”) and NTT DoCoMo, Inc. (“DoCoMo”) entered into the Co-Operation Agreement (the “Co-Operation Agreement”) to grant DoCoMo certain benefits and to amend the Shareholders Agreement dated March 24, 2000 between the First Pacific Parties, NTT and NTT Communications Capital (UK) Limited (“NTT-UK”) (the “Shareholders Agreement”) and the Stock Purchase and Strategic Investment Agreement dated September 28, 1999 between PLDT, First Pacific, MPC, Metro Asia Link Holdings, Inc., MPR and NTT (as amended by the First Amendment dated March 8, 2000 filed as Exhibit 28 to Amendment No. 5 and by the Second Amendment dated March 24, 2000 filed as Exhibit 29 to Amendment No. 5 ) (the “Strategic Agreement”) in connection with DoCoMo’s proposed acquisition of the Common Shares from NTT. Copies of the Strategic Agreement, its First Amendment and Second Amendment and the Shareholders Agreement have been filed as Exhibit 25 to Amendment No. 4 and Exhibits 28, 29 and 30 to Amendment No. 5 to the Schedule 13D, respectively. A copy of the Co-Operation Agreement is filed as Exhibit 52 to this Amendment No. 12. Any description contained in this Amendment No. 12 relating to the Shareholders Agreement, the Strategic Agreement or the Co-Operation Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit 30 to Amendment No. 5, the Strategic Agreement filed as Exhibit 25 to Amendment No. 4, the First Amendment to the Strategic Agreement dated March 8, 2000 filed as Exhibit 28 to Amendment No. 5, the Second Amendment to the Strategic Agreement dated March 24, 2000 filed as Exhibit 29 to Amendment No. 5 and the Co-Operation Agreement filed as Exhibit 52 to this Amendment No. 12.”

Page 14 of 33 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) As at the close of business on February 9, 2006, the Reporting Persons, beneficially own an aggregate of 55,952,913 Common Shares (including 4,232,866 ADSs). Together these Common Shares/ ADSs represent approximately 30.9% of the outstanding Common Shares.”

“Throughout this Statement, determinations of beneficial ownership have been made pursuant to Rule 13d-3 of the Exchange Act.”

“(b) As at the close of business on February 9, 2006, PTIC is the direct beneficial owner of, with voting and dispositive power over, 26,034,263 Common Shares (representing approximately 14.4% of the outstanding Common Shares). As at the close of business on February 9, 2006, Larouge is the direct beneficial owner of, with voting and dispositive power over, 8,573,250 Common Shares (representing approximately 4.7% of the outstanding Common Shares). As at the close of business on February 9, 2006, MPR is the direct beneficial owner of, with voting and dispositive power over, 17,112,534 Common Shares (representing approximately 9.5% of the outstanding Common Shares). As at the close of business on February 9, 2006, SEI is the direct beneficial owner of, with voting and dispositive power over, 4,232,866 Common Shares all in the form of ADSs (representing approximately 2.3% of the outstanding Common Shares).”

“First Pacific may, by virtue of its indirect interests in PTIC, Larouge, MPR and SEI, be deemed to be a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and share the power to vote and dispose of, those Common Shares/ ADSs of which PTIC, Larouge, MPR and SEI are the respective direct beneficial owners. Each of EIH, MPHI, MPIL, MPR and MPAH may, by virtue of its respective direct or indirect interest in PTIC, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which PTIC is the direct beneficial owner. Each of HPNV and IntaLink may, by virtue of its respective direct or indirect interest in Larouge, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which Larouge is the respective direct beneficial owner. Each of EIH and MPHI may, by virtue of its respective direct or indirect interests in MPR, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR is the direct beneficial owner. Osbert may, by virtue of its direct interest in SEI, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares as represented by ADSs of which SEI is the direct beneficial owner.”

“(c) Schedule A lists the number of ADSs purchased or sold by the Reporting Persons and, to the best knowledge of the Reporting Persons, each other person named in Item 2 (and related schedules) since the last date of filing, the dates of those purchases and sales and the price(s) per share paid or received for each such transaction. To the best knowledge of the Reporting Persons, unless otherwise indicated in Schedule A, all such transactions were effected on the New York Stock Exchange (“NYSE”). Between January 13, 2006 and January 27, 2006, SEI purchased 400,400 ADSs on the NYSE at an average price of US$34.2952.”

“(d) In certain circumstances involving a default under the equity swap facility between SEI and Calyon in Item 6 of this Statement, Calyon has the right to receive the proceeds from the sale of the 1,558,118 ADSs pledged to it in connection with the equity swap facility.”

“(e) not applicable.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PLDT.

Item 6 is hereby supplemented to add the following at the end thereof:

The Co-Operation Agreement

As described under Item 4, the First Pacific Parties, NTT and DoCoMo entered into the Co-Operation Agreement to grant DoCoMo certain benefits and to amend the Shareholders Agreement and the Strategic Agreement in connection with DoCoMo’s proposed acquisition of the Common Shares.

Page 15 of 33 Pages

1. Provisions of the Co-Operation Agreement Effective on the Date of the Co-Operation Agreement

(a) Permitted Transfer of the Common Shares

Any transfer of the Common Shares from NTT to DoCoMo (including the initial transfer of Common Shares from NTT to DoCoMo to which the Co-Operation Agreement is conditional) will be deemed to be a transfer to a Permitted Transferee (as defined in the Shareholders Agreement), and will not trigger First Pacific’s right of first offer, or result in default or constitute ground for termination of the Shareholders Agreement or the Strategic Agreement.

DoCoMo and NTT have agreed that all the Common Shares held by DoCoMo and NTT as a result of the Transfer (as defined in the Shareholders Agreement) shall be subject to the covenants of the Shareholders Agreement and Strategic Agreement, as amended by the Co-Operation Agreement, that apply to NTT (including without limitation, First Pacific’s right of first offer on disposal) as if DoCoMo were NTT and a party to such agreements.

(b) Alliance

PLDT will, to the extent of the power conferred by its direct or indirect shareholding in SMART, procure that SMART will not enter into: any contract, understanding or arrangement with any Person (as defined in the Strategic Agreement) (and its Affiliates (as defined in the Strategic Agreement)) carrying on a Competing Business (as defined in the Strategic Agreement) in Japan; or any material contract, understanding or arrangement with any Person (and its Affiliates) carrying on a Competing Business in the territories other than in Japan, relating to preferred roaming or the lowest inter operator tariff with any Person carrying on a Competing Business in Japan and its Affiliates for a period of six months from the date of the Co-Operation Agreement, without the prior written consent of DoCoMo.

2. Provisions of the Co-Operation Agreement Effective after the Effective Date (as defined in the Co-Operation Agreement)

The remainder of the commercial provisions of the Co-Operation Agreement become effective only upon the Transfer by NTT to DoCoMo of full legal and beneficial title to Common Shares held as at the date of the Co-Operation Agreement by NTT amounting to not less than 12,633,486 Common Shares.

(a) Lock-up

The Co-Operation Agreement provides that prior to and including the third anniversary of the Effective Date, DoCoMo shall not without the prior written consent of the First Pacific Parties, and the First Pacific Parties shall not without the prior written consent of DoCoMo, Transfer, or create or permit to exist any Encumbrance (as defined in the Shareholders Agreement) on any of their respective Common Shares other than an Existing Encumbrance (as defined in the Co-Operation Agreement) or Transfer as permitted under the Shareholders Agreement, subject to certain provisos set out in the Co-Operation Agreement whereby the lock-up will cease to apply.

(b) Restriction on Share Acquisitions

Each of NTT and DoCoMo has agreed and warranted to each of the First Pacific Parties that it shall not, and shall procure that its respective representatives, advisers, and Subsidiaries (as defined in the Shareholders Agreement) and Affiliates and their respective representatives and advisers shall not, directly or indirectly, acquire, seek to acquire or enter into any arrangement concerning the Common Shares which will or may result in NTT, DoCoMo and their respective Subsidiaries and Affiliates together holding, or having legal, beneficial or economic interests in Common Shares which represent in aggregate more than 21% of all Common Shares issued and outstanding from time to time, subject to certain provisos set out in the Co-Operation Agreement which allow the effect of share repurchases or capital returns that are conducted otherwise than on a pro-rata basis to be disregarded.

If NTT, DoCoMo and their respective Subsidiaries and Affiliates together hold more than 21% of all Common Shares issued and outstanding other than as a result of some unintentional act, the First Pacific Parties have the right to terminate forthwith their respective rights and obligations under the Co-Operation Agreement, the Shareholders Agreement and the Strategic Agreement by written notice to each of PLDT, NTT and DoCoMo. If NTT, DoCoMo and their respective Subsidiaries and Affiliates together hold more than 21% of all Common Shares issued and outstanding as a result of some unintentional act, the First Pacific Parties have the right to terminate their respective rights and

Page 16 of 33 Pages

obligations under the Co-Operation Agreement, the Shareholders Agreement and the Strategic Agreement by written notice to each of PLDT, NTT and DoCoMo only where the relevant parties have not, within 12 months, disposed of such number of Common Shares so as to together hold no more than 21% of all Common Shares issued and outstanding. These rights to terminate shall terminate only when certain rights and obligations of the parties terminate under the Co-Operation Agreement, the Strategic Agreement or the Shareholders Agreement; or when First Pacific and its Subsidiaries and Affiliates together hold or have legal, beneficial or economic interests in Common Shares which represent in aggregate less than 21% of all Common Shares issued and outstanding from time to time provided that (a) the right to terminate shall not terminate when such parties hold or have interests in Common Shares which represent in aggregate less than 21% but more than 18.5% and (b) such parties restore their aggregate holdings of Common Shares to such 21% level within 12 months of the date they first fall below 21%.

(c) Support

Each of NTT, DoCoMo and the First Pacific Parties have agreed and warranted that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, each of NTT, DoCoMo and the First Pacific Parties will cast its vote as a PLDT Shareholder (as defined in the Co-Operation Agreement) for the purpose of safeguarding PLDT from a Hostile Transferee (as defined in the Co-Operation Agreement and determined by the board of PLDT based on proper grounds, having regard to the interests of PLDT as a whole and the proper exercise by the directors of PLDT of their fiduciary duties), it being understood, however, that if in the reasonable determination of NTT, DoCoMo, or a First Pacific Party such action would or might violate any applicable law or regulation, then such party will not be bound by the support obligation set forth in the Co-Operation Agreement.

(d) Principle of Co-Operation, Exercise of Rights

After NTT has transferred to DoCoMo the full legal and beneficial title to Common Shares held as at the date of the Co-Operation Agreement amounting to the First Minimum Shareholding Threshold (as defined in the Co-Operation Agreement), references in the Shareholders Agreement and the Strategic Agreement to NTT Group shall be construed to be references to NTT and its Subsidiaries and DoCoMo and its Subsidiaries and references to an NTT Party shall be construed as references to NTT and its Permitted Transferees and DoCoMo and its Permitted Transferees, except as where otherwise provided for in the Co-Operation Agreement or where such a construction would produce an absurd result.

(e) Exercise of Rights by DoCoMo and NTT

In respect of any exercise of rights of NTT and DoCoMo set forth in certain provisions of the Co-Operation Agreement and certain provisions of the Shareholders Agreement and the Strategic Agreement, NTT and DoCoMo shall discuss between themselves the manner in which such rights shall be exercised, whereupon the Acting Party (as defined in the Co-Operation Agreement) shall give notice in accordance with the relevant provisions of the Shareholders Agreement and the Strategic Agreement to PLDT and the First Pacific Parties of the decision regarding the exercise of such rights.

Prior to July 1, 2006, NTT is responsible for notifying PLDT and the First Pacific Parties of decisions with respect to exercise of such rights to PLDT and the First Pacific Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the First Pacific Parties of such decisions. In each case, PLDT and the First Pacific Parties are entitled to rely on any such notice as if it had been given by both NTT and DoCoMo.

NTT and DoCoMo have also agreed that NTT will irrevocably assign to DoCoMo on July 1, 2006, all of NTT’s rights to nominate and provide the COA (as defined in the Co-Operation Agreement) pursuant to the Advisory Services Agreement (as defined in the Co-Operation Agreement).

NTT and DoCoMo shall, within the time periods provided for giving a Preemption Reply (as defined in the Co-Operation Agreement), consult with each other regarding the exercise of pre-emptive rights in respect of certain new issuances of Common Shares granted by the Strategic Agreement, first refusal rights in respect to certain Transfers of PLDT Shares by the First Pacific Parties and PTIC and certain Transfers of PTIC Shares (as defined in the Shareholders Agreement) by the PTIC Shareholders (as defined in the Shareholders Agreement). NTT and DoCoMo agree that DoCoMo shall be entitled to purchase all, or some only, of the Common Shares or PTIC Shares which may be purchased

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by NTT or DoCoMo pursuant to such agreements, and that if DoCoMo decides not to purchase some or all of such Common Shares, then NTT shall have the option to purchase some or all of the Common Shares or PTIC Shares not to be acquired by DoCoMo.

(f) Permitted Transfers of the Common Shares

In the event DoCoMo proposes to Transfer any Common Shares which would result in NTT and DoCoMo holding, in the aggregate, less than 10% of the Common Shares then issued and outstanding, NTT shall have the right of first offer to purchase such Common Shares from DoCoMo on terms and conditions no less favourable to DoCoMo than those on which DoCoMo proposes to Transfer such Common Shares. Such right shall be superior to any right of first refusal which any of the First Pacific Parties may have in respect of such proposed Transfer under the Shareholders Agreement. Any Transfer from DoCoMo to NTT pursuant to the exercise by NTT of its rights in such circumstance, shall not give rise to a right of first offer by the First Pacific Parties under the Shareholders Agreement and shall be a Transfer to a Permitted Transferee.

(g) Board Appointments

In respect of NTT’s right to nominate two directors to the board of PLDT pursuant to the Shareholders Agreement and the Strategic Agreement, NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned, directly or indirectly, by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure a vote in favour of any resolution put to the meeting of PLDT Shareholders for the purpose of replacing one existing NTT nominee on the board of PLDT with one DoCoMo nominee.

Upon the holdings of the Common Shares by NTT, DoCoMo and their respective Subsidiaries reaching in aggregate 20% of the Common Shares then issued and outstanding, and thereafter for so long as DoCoMo, NTT and their respective Subsidiaries in the aggregate continue to hold at least 17.5% of the Common Shares then issued and outstanding (with the permitted exception of where the holdings of Common Shares by NTT, DoCoMo and their respective Subsidiaries fall below 17.5% but are more than 15% of the Common Shares issued and outstanding and are restored to not less than 17.5% within 12 months), NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned, directly or indirectly, by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure a vote in favour of any resolution put to the meeting of PLDT Shareholders for the purpose of effecting the election of one additional DoCoMo nominee (who must be a Philippine national) as a director of PLDT, subject to certain provisos set forth in the Co-Operation Agreement.

In respect of NTT’s right to nominate two directors to the board of SMART pursuant to the Shareholders Agreement and the Strategic Agreement, NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned, directly or indirectly, by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure that PLDT casts its vote in favour of any resolution put to the meeting of SMART Shareholders (as defined in the Co-Operation Agreement) for the purpose of replacing one existing NTT nominee on the board of SMART with one DoCoMo nominee (who must be a Philippine national).

Upon the holdings of the Common Shares by NTT, DoCoMo and their respective Subsidiaries reaching in aggregate 20% of the Common Shares then issued and outstanding, and thereafter for so long as DoCoMo, NTT and their respective Subsidiaries in the aggregate continue to hold at least 17.5% of the Common Shares then issued and outstanding (with the permitted exception of where the holdings of Common Shares by NTT, DoCoMo and their respective Subsidiaries fall below 17.5% but are more than 15% of the Common Shares issued and outstanding and are restored to not less than 17.5% within 12 months), NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to

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procure a vote in favour of any resolution put to the meeting of PLDT Shareholders for the purpose of effecting the election of one additional DoCoMo nominee (who must be a Philippine national) as a director of SMART subject to certain provisos set forth in the Co-Operation Agreement.

(h) DoCoMo Holds at Least 17.5% of All the Common Shares

When NTT and DoCoMo and their respective Subsidiaries collectively hold 20% of the Common Shares then issued and outstanding and continue to hold at least 17.5% of the Common Shares then issued and outstanding from time to time (with the permitted exception of where the holdings of Common Shares by NTT, DoCoMo and their respective Subsidiaries fall below 17.5% but are more than 15% of the Common Shares issued and outstanding and are restored to not less than 17.5% within 12 months):

(a) PLDT has agreed to consult DoCoMo no later than thirty (30) calendar days prior to the first submission to the board of PLDT, Joint Mancom (as defined in the Co-Operation Agreement) or PLDT Mancom (as defined in the Co-Operation Agreement) for approval of any Proposed Transaction (as defined in the Co-Operation Agreement) which would be an Investment (as defined in the Strategic Agreement) in a Person who engaged or proposes to engage primarily in a business which is or would be in direct competition for the same or substantially the same business opportunities or customer base for the same or substantially the same products or services with a Competing Business (as defined in the Strategic Agreement) carried on by DoCoMo, or which DoCoMo has announced publicly an intention (and continues to intend) to carry on. This provision amends section 9.5 of the Strategic Agreement.

(b) Each of NTT, PLDT and each of the First Pacific Parties have agreed and warranted that it shall, to the extent of the power conferred by the Common Shares owned by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure that SMART does not (A) cease to carry on business, (B) dispose of all of its Assets (as defined in the Strategic Agreement), or any substantial part thereof, (C) issue Common Capital Stock (as defined in the Strategic Agreement) (including any securities convertible to Common Capital Stock), (D) merge or consolidate with or into any entity, or (E) promote or take any step to effect winding up or liquidation, without PLDT first consulting with DoCoMo no later than thirty days prior to the first submission to the board of PLDT or SMART, or SMART Mancom (as defined in the Co-Operation Agreement) for approval for any such action. This provision amends clause 6 of the Shareholders Agreement.

(c) PLDT has agreed that, in the event PLDT seeks to transfer, and seeks to cause any member of the PLDT Group to transfer, any SMART Common Capital Stock to any Person who is not a member of the PLDT Group, PLDT will first consult with DoCoMo no later than thirty (30) calendar days prior to the first submission to the board of PLDT, Joint Mancom or PLDT Mancom for approval for any such transfer. This provision amends section 11.2 of the Strategic Agreement.

(i) Additional Rights in Favor of DoCoMo

NTT, PLDT and the First Pacific Parties have agreed that, subject to necessary approval of, clearance of and registration with the DITTB (as defined in the Strategic Agreement), DoCoMo shall and PLDT shall procure that SMART will execute an agreement between SMART and DoCoMo to implement i-mode. PLDT and DoCoMo have each agreed in principle to collaborate with each other on the business development, roll-out and use of W-CDMA mobile communication network. In addition, PLDT has agreed, to the extent of the power conferred by its direct or indirect shareholding of SMART, to procure that SMART will:

(a) become a member of a strategic alliance group for the purpose of (i) international roaming, including preferred roaming and lowest inter operator tariff and (ii) corporate sales and services subject to certain provisos set forth in the Co-Operation Agreement;

(b) not enter into (i) any contract, understanding or arrangement with any Person (and its Affiliates) carrying on a Competing Business in Japan; or (ii) any material contract, understanding or arrangement with any Person (and its Affiliates) carrying on a Competing Business in the territories other than in Japan, relating to preferred roaming or the lowest inter operator tariff with any Person carrying on a Competing Business in Japan and its Affiliates for a period of 6 months from the date of the Co-Operation Agreement, without the prior written consent of DoCoMo; and

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(c) enter into a business relationship concerning preferred roaming and lowest inter-operator tariff with DoCoMo as soon as possible, but in any event not later than April 30, 2006, on terms to be negotiated and agreed in good faith.

PLDT will, and will to the extent of the power conferred by its direct or indirect shareholding in SMART use reasonable efforts to procure that PLDT and SMART will, receive at a minimum the specified aggregate number of Advisors (as defined in the Co-Operation Agreement) entitled to be provided by NTT and DoCoMo (together), in accordance with the timetable set out in the Co-Operation Agreement.

(j) Restrictions, Non-Compete and Committees

The parties to the Strategic Agreement, the Shareholders Agreement and DoCoMo have agreed as follows:

(a) Investments made, or the use of Assets allowed, by DoCoMo and the members of the NTT Group in SMART, SNMI and the other members of the PLDT Group at any times shall not be treated as restricted Investments in the Philippines for the purposes of Section 8.3 of the Strategic Agreement. This provision amends section 8.3(d) of the Strategic Agreement.

(b) PLDT has agreed to maintain the Committee structure defined in Schedule 10 of the Strategic Agreement and to provide that the relevant parties thereto will use reasonable efforts to procure that DoCoMo to be entitled to appoint one individual to attend any Committee of PLDT or SMART as a member, advisor or observer to the extent permitted under applicable laws, regulations and company articles; for the avoidance of doubt, DoCoMo shall have the right to terminate such appointment and/or replace the individual at any time. This provision amends section 8.4 of the Strategic Agreement and clause 5 of the Shareholders Agreement.

(c)(i) In case PLDT intends to enter into any contractual arrangement with any Person relating to the operation of a Competing Business in Japan involving joint branding, the provision, production or marketing of telecommunications or multimedia products or services, or cooperation in, or sharing of, research and development of technology or other Intellectual Property (as defined in the Strategic Agreement), PLDT will: a) from date of the Co-Operation Agreement until June 30, 2006, first provide NTT and if NTT declines, then provide DoCoMo, with the same opportunity to enter into such agreement with PLDT upon the same terms being considered by PLDT; and b) from July 1, 2006, provide DoCoMo, and if DoCoMo declines, then provide to NTT the opportunity to enter into such agreement with PLDT upon the same terms being considered by PLDT, subject to provisos set forth in the Co-Operation Agreement.

(c)(ii) In case PLDT, SMART or any of SMART’s Subsidiaries intends to enter into any contractual arrangement on or after July 1, 2006 with any Person who is engaged in a Competing Business with DoCoMo (as assessed having regard to DoCoMo’s then existing business) and who has been notified as such to PLDT in writing by DoCoMo , in relation to the operation of a Competing Business in the Philippines, and involving joint branding, the provision, production or marketing of telecommunications or multimedia products or services, or cooperation in, or sharing of, research and development of technology or other Intellectual Property, PLDT will, or PLDT shall use its reasonable efforts to procure that SMART or its Subsidiaries will, first provide DoCoMo with the same opportunity to enter into such an agreement with PLDT, SMART or SMART’s Subsidiaries, subject to certain provisos set forth in the Co-Operation Agreement.

(c)(iii) Each of DoCoMo and PLDT have agreed that it will, from time to time, discuss other strategic developments in their respective businesses, with a view to identifying opportunities for mutually beneficial future arrangements between DoCoMo, the PLDT Group and each of their respective Affiliates.

These provisions in (j)(c)(i), (j)(c)(ii) and (j)(c)(iii) replace section 11.4 of the Strategic Agreement.

(k) Transitional Arrangements

NTT, DoCoMo and the First Pacific Parties have agreed that the COA, currently appointed by NTT, will be replaced by a DoCoMo nominee on or before July 1, 2006 and is currently a director of the board of PLDT, an observer at meetings for the board of SMART, and an advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom. From the Effective Date, DoCoMo will have the right to appoint a senior technical advisor to SMART, and such advisor

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will automatically assume the role of COA upon the replacement of the COA on or before July 1, 2006. Prior to becoming the COA, the Senior Technical Advisor (as defined in the Co-Operation Agreement) will be entitled to be an observer at meetings of the board of SMART, and advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom, and director of the board of PLDT (provided DoCoMo has elected to nominate the Senior Technical Adviser as one of its permitted nominee directors to be nominated to the PLDT board as provided for in the Co-Operation Agreement, and the Senior Technical Adviser has been so nominated). Upon becoming the COA, the COA will be entitled to be an observer at meetings of the board of SMART, and advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom, and director of the board of PLDT (provided DoCoMo has elected to nominate the COA as one of its permitted nominee directors to be nominated to the PLDT board as provided for in the Co-Operation Agreement, and the COA has been so nominated), and will in addition be a member or an advisor (as the case may be) to each of PLDT MRSB (as defined in the Co-Operation Agreement) and SMART MRP (as defined in the Co-Operation Agreement), provided that, from time to time, the COA may delegate to another DoCoMo Advisor the right to attend meetings of PLDT MRSB or SMART MRP.

(l) Provision of PLDT’s Financial Information

If DoCoMo and/or NTT Holding (as defined in the Co-Operation Agreement) are required in the preparation of its/their statutory financial statements in accordance with US GAAP to reflect their respective interests in the Common Shares using the equity method, PLDT has agreed to provide DoCoMo with financial information in relation to PLDT that is necessary to satisfy such reporting obligations, including information specified in the Co-Operation Agreement, and DoCoMo shall ensure that any incremental costs or expenses incurred by PLDT as a result will be promptly reimbursed by NTT Holding.

(m) Termination

The Co-Operation Agreement, the Strategic Arrangements (as defined in the Strategic Agreement) and the Shareholders Agreement will terminate if NTT, DoCoMo or their respective Subsidiaries cease to own, in aggregate, full legal and beneficial title to at least 10% of the Common Shares then issued and outstanding (subject to a 60 days cure period as set out in the Co-Operation Agreement), or if the First Pacific Parties and their respective Subsidiaries cease to have effective voting power in respect to at least 18.5% of the Common Shares then issued and outstanding (subject to a 60 days cure period as set out in the Co-Operation Agreement). The provision relates Clauses 14(A) and 14(C) of the Shareholders Agreement.

The Amended Strategic Agreement

The Strategic Agreement was amended by the Co-Operation Agreement, and the following summarizes certain of the principal terms of the Strategic Agreement, as amended by the Co-Operation Agreement.

1. Strategic Relationship

PLDT, NTT and DoCoMo have agreed to form a strategic relationship in the Philippines and, among other things, to establish a joint committee to explore the development and marketing of products and services between the parties. PLDT has agreed not to designate or refer to any other person as its “strategic partner” without the consent of NTT and DoCoMo, provided that PLDT may, subject to certain exceptions, designate as its “strategic partner” any person in which PLDT and its subsidiaries own 25% or more of its capital stock.

2. Limitations on Competition by NTT and DoCoMo

Without PLDT’s consent, NTT, DoCoMo or their respective Subsidiaries may not invest in a business competing with PLDT in respect of PLDT customers principally located in the Philippines if such investment, when added to all prior investments by NTT and its majority owned and controlled subsidiaries (the “NTT Holding Company Group”) in such business, is in excess of US$50 million (subject to certain adjustments for inflation) or if such investment, when added to all prior investments by NTT and its Subsidiaries in all such businesses for the past 12 months, is in excess of US$100 million (subject to certain adjustments for inflation). Similar limitations exist with respect to NTT’s and DoCoMo’s use of assets in the Philippines in such businesses.

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3. Committee Structure

PLDT has agreed to maintain the Committee structure defined in Schedule 10 of the Strategic Agreement and to provide that the relevant parties thereto will use reasonable efforts to procure that DoCoMo be entitled to appoint one individual to attend any Committee of PLDT or SMART as a member, advisor or observer to the extent permitted under applicable laws, regulations and company articles; for the avoidance of doubt, DoCoMo shall have the right to terminate such appointment and/or replace the individual at any time.

4. Certain Approval Rights of NTT and DoCoMo

(a) Capital Expenditures

Subject to certain exceptions, PLDT and/or its Subsidiaries may make or agree to make any capital expenditures in connection with a project if the total capital expenditures required for such project will or will likely exceed US$50 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the written approval of NTT or DoCoMo, given in the manner described in paragraph (f) below.

(b) Investment in Existing Investees

Subject to certain exceptions, PLDT and/or its Subsidiaries may make any investments in or provide certain forms of financial support to any existing investee of PLDT, if the cumulative value of all investments by PLDT and its Subsidiaries would exceed the sum of US$10 million (subject to certain adjustments for inflation), plus the aggregate book value of all investments made in such existing investee by PLDT and its Subsidiaries as of July 31, 1999, or to any existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its Subsidiaries would exceed US$25 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the written approval of NTT or DoCoMo, given in the manner described in paragraph (f) below.

(c) Investments in New Investees

Subject to certain exceptions, PLDT and/or its Subsidiaries may make any investments in or provide certain forms of financial support to any new investee, if the cumulative value of all investments by PLDT and its Subsidiaries in such new investee would exceed US$50 million (subject to certain adjustments for inflation), or to any new or existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its Subsidiaries in new or existing investees would exceed US$100 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the written approval of NTT or DoCoMo, given in the manner described in paragraph (f) below.

(d) Exception for Capital Expenditures for or Investments in a NTT Competing Business

Neither NTT nor DoCoMo may withhold its consent to any proposed capital expenditure or investment if (A) such proposed transaction would involve a person who is in direct competition for the same business opportunities with the NTT Holding Company Group (as defined herein), or involve a business in which the NTT Holding Company Group is, or is to be, engaged in, and (B) the board of directors of PLDT confirms in writing that proceeding with such transaction will not give rise to a right to accelerate or otherwise demand payment of material indebtedness of PLDT.

(e) Limitation on Competition Where Consent is Withheld

In the event NTT or DoCoMo withholds their approval in connection with PLDT’s proposed expenditure or investment, none of NTT or its Subsidiaries may make a similar or competing investment for a period of nine months following notification by NTT or DoCoMo and their respective Subsidiaries of their decision to withhold such approval.

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(f) Approval Procedures

PLDT, First Pacific Parties, NTT and DoCoMo have agreed in the Strategic Agreement to certain discussion and written notification procedures in connection with the approval process by NTT or DoCoMo in respect of the above-mentioned proposed expenditures or investments (each, a “Proposed Transaction”). Such procedures require, among other things, that NTT or DoCoMo give its approval to a Proposed Transaction unless it reasonably concludes in good faith, having given proper consideration to all material factors identified by PLDT, the best interests of PLDT and its shareholders taken as a whole, and all other facts and circumstances that NTT or DoCoMo deems relevant in making such decision, that the Proposed Transaction is not in the best interests of PLDT and its shareholders taken as a whole. NTT and DoCoMo have agreed in the Co-Operation Agreement to discuss between themselves the manner in which the above rights shall be exercised.

In the event of any dispute between PLDT, the members of the First Pacific Parties, NTT and DoCoMo regarding whether NTT or DoCoMo has acted in accordance with the above standard in withholding its consent to any Proposed Transaction, NTT or DoCoMo shall be deemed for all purposes to have complied with the terms of the Strategic Agreement and not to have breached said agreement in withholding such approval, unless PLDT shows, by clear and convincing proof, that NTT or DoCoMo did not act in accordance with the agreed standards in withholding its approval of such Proposed Transaction.

Under the Co-Operation Agreement, NTT and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTT is responsible for notifying PLDT and the First Pacific Parties of decisions with respect to exercise of such rights. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the First Pacific Parties of such decisions. In each case, PLDT and the First Pacific Parties are entitled to rely on any such notice as if it had been given by both NTT and DoCoMo.

5. Approval Rights Relating to Piltel

The Strategic Agreement provides that prior written approval of NTT and DoCoMo is required with respect to certain corporate actions relating to Piltel, including matters relating to the integration of Piltel into the businesses of PLDT and its Subsidiaries (the “Piltel Integration”). The Piltel Integration has been substantially completed.

In addition, prior written approval of NTT and DoCoMo is required in connection with various corporate and business actions of Piltel to the extent such actions would be outside the Piltel Integration, including actions relating to any refinancing of Piltel’s debt or any additional investment in Piltel in excess of an agreed threshold, changes to Piltel’s capital stock, capital expenditures, certain intercompany agreements and transactions, migration of Piltel customers to PLDT or its Subsidiaries, marketing and material asset dispositions.

The Strategic Agreement also provides that, except for certain agreed-to parameters relating to the Piltel Integration, prior written approval of NTT or DoCoMo is required for (i) Piltel or PLDT to issue, redeem, consolidate or split or otherwise reclassify or amend the terms of any capital stock of Piltel, (ii) PLDT and its Subsidiaries (other than Piltel) shall not make any capital expenditure for any asset to be used in the Piltel business, (iii) PLDT and its Subsidiaries (other than Piltel) shall not enter into any agreement with Piltel or Piltel’s subsidiaries, other than arms-length transactions in the ordinary course of business, (iv) PLDT and its Subsidiaries (other than Piltel) shall not seek to effect the migration of Piltel customers to PLDT or any of PLDT’s Subsidiaries or market/or sell any product or service which depends in any material respect upon the use of assets owned or operated by Piltel or any of Piltel’s subsidiaries, and (v) PLDT shall cause Piltel and Piltel’s Subsidiaries not to make any material asset disposition.

Under the Co-Operation Agreement, NTT and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTT is responsible for notifying PLDT and the First Pacific Parties of decisions with respect to exercise of such rights to PLDT and the First Pacific Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the First Pacific Parties of such decisions. In each case, PLDT and the First Pacific Parties are entitled to rely on any such notice as if it had been given by both NTT and DoCoMo.

6. Limitations on the Issuance of Common Capital Stock

Subject to certain exceptions, under the terms of the Strategic Agreement, PLDT may not issue Common Shares or securities convertible into or exchangeable for the Common Shares without the prior written approval of NTT and DoCoMo unless PLDT has first offered NTT and DoCoMo the right to purchase a number of shares equal to its pro-rata

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portion of the number of shares proposed to be issued. By operation of Philippine law, holders of the Common Shares will, with certain exceptions, have preemptive rights with respect to issuances of new Common Shares, including issuances of the Common Shares to NTT and DoCoMo pursuant to any exercise by NTT and DoCoMo of the rights referred to above.

Under the Co-Operation Agreement, NTT and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTT is responsible for notifying PLDT and the First Pacific Parties of decisions with respect to exercise of such rights. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the First Pacific Parties of such decisions. In each case, PLDT and the First Pacific Parties are entitled to rely on any such notice as if it had been given by both NTT and DoCoMo. With respect to NTT and DoCoMo’s pre-emptive rights, DoCoMo will be entitled to purchase all, or some, of the Common Shares or PTIC Shares which may be purchased by NTT or DoCoMo, however, if DoCoMo decides not to purchase some or all of the Common Shares or PTIC Shares, NTT and DoCoMo have agreed that NTT shall have the option to purchase some or all of the Common Shares or PTIC Shares.

7. Termination of Approval Rights

The Strategic Arrangements will terminate if NTT, DoCoMo or their respective Subsidiaries cease to own, in aggregate, full legal and beneficial title to at least 10% of the Common Shares then issued and outstanding (subject to a 60 days cure period as set out in the Co-Operation Agreement), or if the First Pacific Parties and their respective Subsidiaries cease to have effective voting power in respect to at least 18.5% of the Common Shares then issued and outstanding (subject to a 60 days cure period as set out in the Co-Operation Agreement).

8. Competing Business in Japan

In case PLDT intends to enter into any contractual arrangement with any Person relating to the operation of a Competing Business in Japan involving joint branding, the provision, production or marketing of telecommunications or multimedia products or services, or cooperation in, or sharing of, research and development of technology or other Intellectual Property, PLDT will (a) from the date of the Co-Operation Agreement until June 30, 2006, first provide NTT and if NTT declines, then provide DoCoMo with the same opportunity to enter into such agreement with PLDT upon the same terms being considered by PLDT; and (b) from July 1, 2006, first provide DoCoMo and if DoCoMo declines, then provide NTT with the same opportunity to enter into such agreement with PLDT upon the same terms being considered by PLDT, provided always that PLDT will not be under any obligation to contract with NTT and/or DoCoMo with respect to any such Competing Business in Japan if, in the reasonable opinion of PLDT disclosred to NTT and/or DoCoMo (as the case may be) in reasonable detail, it will not fully realize its expected benefits under such arrangement by contracting with NTT or DoCoMo or it is necessary for PLDT to maintain a relationship with a Person other than NTT or DoCoMo pursuant to reasonable business arrangements in furtherance of PLDT’s strategic objectives from time to time.

In case PLDT, SMART or SMART’s Subsidiaries intends to enter into any contractual arrangement on or after July 1, 2006 with any person who is engaged in a Competing Business in competition with DoCoMo (as assessed having regard to DoCoMo’s then existing business) and who has been notified as such to PLDT in writing by DoCoMo,in relation to the operation of a Competing Business in the Philippines, and involving joint branding, the provision, production or marketing of telecommunications or multimedia products or services, or cooperation in, or sharing of, research and development of technology or other Intellectual Property, PLDT will, or PLDT shall use its reasonable efforts to procure that SMART or its Subsidiaries will, first provide DoCoMo with the same opportunity to enter into such agreement with PLDT, SMART or SMART’s Subsidiaries, as the case may be; provided that PLDT will not be under any obligation to contract with, or to cause SMART or SMART’s Subsidiaries to contract, with DoCoMo with respect to any such Competing Business in the Philippines if, in the reasonable opinion of PLDT disclosed to NTT and/or DoCoMo (as the case may be) in reasonable detail, (a) it will not fully realize its expected benefits under such arrangement by contracting with DoCoMo or, (b) it is necessary for PLDT to maintain a relationship with a Person other than NTT or DoCoMo pursuant to reasonable business arrangements in furtherance of PLDT’s strategic objectives from time to time or (c) the board of PLDT, SMART or SMART’s Subsidiaries, as the case may be, determines that to be in the best interests of its company to enter into such arrangements with a Person other than DoCoMo.

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Each of DoCoMo and PLDT have agreed that it will, from time to time, discuss with the other strategic developments in their respective businesses, with a view to identifying opportunities for mutually beneficial future arrangements between DoCoMo, the PLDT Group and each of their respective Affiliates.

9. Exception for Capital Expenditures for or Investments in a NTT Competing Business

Section 9.5 of the Strategic Agreement has been amended to provide additionally that to the extent any Proposed Transaction would be an Investment in a Person who engaged or proposes to engage primarily in a business which is or would be in direct competition for the same or substantially the same business opportunities or customer base for the same or substantially the same products or services with a Competing Business carried on by DoCoMo, or which DoCoMo has announced publicly an intention (and continues to intend) to carry on, PLDT will first consult with DoCoMo no later than thirty (30) calendar days prior to the first submission to the board of PLDT, Joint Mancom or PLDT Mancom for approval for any such Investment.

10. Section 11.2 Amendment

Section 11.2 of the Strategic Agreement has been amended to provide additionally that in the event PLDT seeks to transfer, and seeks to cause any member of the PLDT Group to transfer, any SMART Common Capital Stock to any Person who is not a member of the PLDT Group, PLDT will first consult with DoCoMo no later than thirty (30) calendar days prior to the first submission to the board of PLDT, Joint Mancom or PLDT Mancom for approval for any such transfer. In such event, an appropriate and duly authorised representative of DoCoMo shall be entitled to participate in the internal discussions or meetings in PLDT with respect to such intended transfer.

The Amended Shareholders Agreement

The Shareholders Agreement was amended by the Co-Operation Agreement, and the following summarizes certain of the principal terms of the Shareholders Agreement as amended by the Co-Operation Agreement.

1. Board and Committee Representation

In respect of NTT’s right to nominate two directors to the board of PLDT pursuant to the Shareholders Agreement and the Strategic Agreement, NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned, directly or indirectly, by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure a vote in favour of any resolution put to the meeting of PLDT Shareholders for the purpose of replacing one existing NTT nominee on the board of PLDT with one DoCoMo nominee.

Upon the holdings of the Common Shares by NTT, DoCoMo and their respective Subsidiaries reaching in aggregate 20% of the Common Shares then issued and outstanding, and thereafter for so long as DoCoMo, NTT and their respective Subsidiaries in the aggregate continue to hold at least 17.5% of the Common Shares then issued and outstanding (with the permitted exception of where the holdings of Common Shares by NTT, DoCoMo and their respective Subsidiaries fall below 17.5% but are more than 15% of the Common Shares issued and outstanding and are restored to not less than 17.5% within 12 months), NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned, directly or indirectly, by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure a vote in favour of any resolution put to the meeting of PLDT Shareholders for the purpose of effecting the election of one additional DoCoMo nominee (who must be a Philippine national) as a director of PLDT, subject to certain provisos set forth in the Co-Operation Agreement.

In respect of NTT’s right to nominate two directors to the board of SMART pursuant to the Shareholders Agreement and the Strategic Agreement, NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned, directly or indirectly, by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to

Page 25 of 33 Pages

procure that PLDT casts its vote in favour of any resolution put to the meeting of SMART Shareholders (as defined in the Co-Operation Agreement) for the purpose of replacing one existing NTT nominee on the board of SMART with one DoCoMo nominee (who must be a Philippine national).

Upon the holdings of the Common Shares by NTT, DoCoMo and their respective Subsidiaries reaching in aggregate 20% of the Common Shares then issued and outstanding, and thereafter for so long as DoCoMo, NTT and their respective Subsidiaries in the aggregate continue to hold at least 17.5% of the Common Shares then issued and outstanding (with the permitted exception of where the holdings of Common Shares by NTT, DoCoMo and their respective Subsidiaries fall below 17.5% but are more than 15% of the Common Shares issued and outstanding and are restored to not less than 17.5% within 12 months), NTT and each of the First Pacific Parties shall, to the extent of the power conferred by the Common Shares owned by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure a vote in favour of any resolution put to the meeting of PLDT Shareholders for the purpose of effecting the election of one additional DoCoMo nominee (who must be a Philippines national) as a director of SMART subject to certain provisos set forth in the Co-Operation Agreement.

2. Committees and Subsidiary Committees

Clause 5 of the Shareholders Agreement is amended to provide that the relevant parties thereto will use reasonable efforts to procure that DoCoMo to be entitled to appoint one individual to attend any Committee (as defined in the Shareholders Agreement) of PLDT or SMART as a member, advisor or observer to the extent permitted under applicable laws, regulations and company articles; for the avoidance of doubt, DoCoMo shall have the right to terminate such appointment and/or replace the individual at any time.

3. Reserved Matters (Voting)

Clause 6 of the Shareholders Agreement be amended to provide additionally that each of NTT, PLDT and each of the First Pacific Parties severally agrees and warrants to DoCoMo that, it shall, to the extent of the power conferred by the Common Shares owned by it from time to time and to the extent permissible under Philippines laws or regulations: (i) cast (or refrain from casting as appropriate) its votes as a PLDT Shareholder; (ii) lobby (as a PLDT Shareholder) the directors of PLDT; and (iii) otherwise use its reasonable efforts as a PLDT Shareholder, to procure that SMART does not (a) cease to carry on its business, (b) dispose of all its Assets, or any substantial part thereof, (c) issue any Common Capital Stock (including any securities convertible to Common Capital Stock), (d) merge or consolidate with or into any entity, or (e) promote or take any step to effect winding up or liquidation, without PLDT first consulting with DoCoMo no later than thirty (30) calendar days prior to the first submission to the board of PLDT or SMART, or SMART Mancom for approval for any such action.

4. Restrictions on Transfers of the Common Shares and PTIC Shares

A Shareholder Party (as defined in the Shareholders Agreement) and DoCoMo may transfer its Common Shares that are subject to the Shareholders Agreement only after offering to sell such Shares to the non-disposing Shareholder Party or with the prior written consent of the other Shareholder Party. Shareholder Parties and DoCoMo may encumber their Common Shares provided that such encumbering Shareholder Party or DoCoMo provides certain information regarding the encumbrance to the non-encumbering Shareholder Party or DoCoMo. Similar restrictions apply to PTIC Shares.

Notwithstanding the foregoing, transfer of NTT’s remaining Common Shares to any person after Transfer of the initial Common Shares to DoCoMo as provided for in the Co-Operation Agreement is subject to a superior right of first offer granted to DoCoMo, subject to the limitations on share acquisitions described in the Co-Operation Agreement.

In the event DoCoMo proposes to transfer any Common Shares which would result in NTT and DoCoMo holding, in the aggregate, less than 10% of the Common Shares then issued and outstanding, then NTT shall have a right of first offer to purchase such Common Shares from DoCoMo on terms and conditions no less favorable to DoCoMo than those on which DoCoMo proposes to transfer such Common Shares. Such right shall be superior to any right of first refusal which any of the First Pacific Parties may have in respect of such proposed transfer under the Shareholders

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Agreement. Any such transfer from DoCoMo to NTT pursuant to the exercise by NTT of this right will not give rise to a right of first offer by the First Pacific Parties under the Shareholder Agreement and shall constitute a transfer to a Permitted Transferee.

Pursuant to the Co-Operation Agreement, NTT and DoCoMo have agreed that within the time periods provided for giving a Preemption Reply, both parties will consult with each other regarding the exercise of the relevant rights. DoCoMo will be entitled to purchase all, or some, of the Common Shares or PTIC Shares which may be purchased from a Shareholder Party, however, if DoCoMo decides not to purchase some or all of the Common Shares or PTIC Shares, NTT and DoCoMo have agreed that NTT shall have the option to purchase some or all of the Common Shares or PTIC Shares.

5. Termination

The Shareholders Agreement will terminate if NTT, DoCoMo or their respective Subsidiaries cease to own, in aggregate, full legal and beneficial title to at least 10% of the Common Shares then issued and outstanding (subject to a 60 days cure period as set out in the Co-Operation Agreement), or if the First Pacific Parties and their respective subsidiaries cease to have effective voting power in respect to at least 18.5% of the Common Shares then issued and outstanding (subject to a 60 days cure period as set out in the Co-Operation Agreement).

Page 27 of 33 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Listed below are all Exhibits applicable to this Amendment No. 12 to Schedule 13D. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) and HPBV on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and HPBV on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, IntaLink, PTIC, Metro Asia Link Holdings, Inc. and Metro Pacific Corporation, on March 29, 2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on October 8, 2002. Exhibits 39, 40, 41, 42, 43, 44 and 45 were previously filed as exhibits to Amendment No. 10 to the Schedule 13D filed by the Original Reporting Persons, MPIL, IntaLink, PTIC, Asia Link B.V., Asia Link Holdings Limited and Asia Link N.V. on February 8, 2005. Exhibits 46, 47, 48, 49, 50 and 51 were previously filed as exhibits to Amendment No. 11 to the Schedule 13D filed by the Original Reporting Persons, MPIL, Intalink, PTIC, SEI and Osbert on January 13, 2006.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement dated February 9, 2006.

52	Co-Operation Agreement dated January 31, 2006

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006

FIRST PACIFIC COMPANY LIMITED

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

HOLLAND PACIFIC N.V.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Managing Director

INTALINK B.V.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Managing Director

LAROUGE B.V.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Managing Director

Page 29 of 33 Pages

METRO PACIFIC HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

METRO PACIFIC RESOURCES, INC.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

METRO PACIFIC INVESTMENTS LIMITED

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

METRO PACIFIC ASSETS HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

ENTERPRISE INVESTMENTS HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

Page 30 of 33 Pages

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

OSBERT LIMITED

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Director

SEMILION ENTERPRISES INC.

/s/ Joseph H.P. Ng
Name: Joseph H.P. Ng
Title: Director

Page 31 of 33 Pages

SCHEDULE A

TRANSACTIONS IN THE ISSUER’S ADSs AND COMMON SHARES

SINCE THE DATE OF THE LAST FILING

To the best knowledge of the Reporting Persons, unless otherwise indicated, all reported transactions occurred on the NYSE.

Item 2 Person	Trade Date	Transaction	Number Of Shares/ADSs	Price Per Share/ADS (average)
SEI	January 13, 2006	Purchase	51,000 ADSs	US$	35.3333
SEI	January 17, 2006	Purchase	60,000 ADSs	US$	34.5893
SEI	January 19, 2006	Purchase	51,000 ADSs	US$	33.7410
SEI	January 20, 2006	Purchase	70,000 ADSs	US$	33.3614
SEI	January 23, 2006	Purchase	50,000 ADSs	US$	32.9207
SEI	January 24, 2006	Purchase	3,000 ADSs	US$	33.2730
SEI	January 25, 2006	Purchase	20,000 ADSs	US$	34.1284
SEI	January 26, 2006	Purchase	45,400 ADSs	US$	35.0400
SEI	January 27, 2006	Purchase	50,000 ADSs	US$	35.5826

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INDEX TO EXHIBITS

Listed below are all Exhibits applicable to this Amendment No. 12 to Schedule 13D. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) and HPBV on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and HPBV on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, IntaLink, PTIC, Metro Asia Link Holdings, Inc. and Metro Pacific Corporation on March 29, 2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and IntaLink on October 8, 2002. Exhibits 39, 40, 41, 42, 43, 44 and 45 were previously filed as exhibits to Amendment No. 10 to the Schedule 13D filed by the Original Reporting Persons, MPIL, IntaLink, PTIC, on February 8, 2005. Exhibits 46, 47, 48, 49, 50 and 51 were previously filed as exhibits to Amendment No. 11 to the Schedule13D filed by the Original Reporting Persons, MPIL, Intalink, PTIC, SEI and Osbert on January 13, 2006.

Exhibit Number	Exhibit Description

1	Joint Filing Agreement dated February 9, 2006.

52	Co-Operation Agreement dated January 31, 2006

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